UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Desktop Metal, Inc. (fka TRINE ACQUISITION CORP.)
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25058X105
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25058X105	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Trine Sponsor IH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 25058X105	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON Robin Trine Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 25058X105	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON HPS Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,529,308
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,529,308
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,529,308
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 25058X105	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,254,097
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,254,097
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 25058X105	SCHEDULE 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:
Desktop Metal, Inc. (fka Trine Acquisition Corp.)
	(b)	Address of Issuer’s Principal Executive Offices:
63 Third Avenue Burlington, Massachusetts 01803

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.          Trine Sponsor IH, LLC (“Trine Sponsor”)

2.          Robin Trine Holdings, LLC (“RTH”)

3.          HPS Investment Partners, LLC (“HPS”)

4.          Leo Hindery, Jr. (“Mr. Hindery”)

(b)

Address of Principal Business Office, or if none, Residence:

The principal business address of Trine Sponsor, Mr. Hindery and RTH is as follows:

405 Lexington Avenue, 48th Floor

New York, New York 10174

The principal business address of HPS is as follows:

40 West 57th Street, 33rd Floor

New York, NY 10019

	(c)	Citizenship: See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 25058X105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

CUSIP No. 25058X105	SCHEDULE 13G	Page 7 of 9

(i) [__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j) [__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) [__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.
Percentage ownership is based on 226,704,981 shares of Class A Common Stock outstanding as of December 31, 2020, as reported by the Issuer in its prospectus dated February 5, 2021.
(a) Amount beneficially owned: See row 9 of the cover page of each Reporting Person.
(b) Percent of class: See row 11 of the cover page of each Reporting Person.
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

CUSIP No. 25058X105	SCHEDULE 13G	Page 8 of 9

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

The information in Item 4 reflects the distribution by Trine Sponsor of all securities of the Issuer formerly held by Trine Sponsor to its members. Following such distribution, the members of Trine Sponsor shall no longer be considered a group.

ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP No. 25058X105	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2021

TRINE SPONSOR IH, LLC
Robin Trine Holdings, LLC, its managing member

By:	/s/ Leo Hindery, Jr.
Name: Leo Hindery, Jr.
Title: Managing Member

ROBIN TRINE HOLDINGS, LLC

By:	/s/ Leo Hindery, Jr.
Name: Leo Hindery, Jr.
Title: Managing Member

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Paul Knollmeyer
Name: Paul Knollmeyer
Title: Chief Financial Officer

/s/ Leo Hindery, Jr.
Leo Hindery, Jr.